Exhibit 99.1

Calgary, Alberta, Canada – July 24, 2014
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION ANNOUNCES 2014 THIRD QUARTER DIVIDEND AND 2014 SECOND QUARTER FINANCIAL RESULTS
This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

The Board of Directors of Precision Drilling Corporation (TSX:PD) (NYSE:PDS) (“Precision” or the “Corporation”) has declared a dividend on its common shares of $0.06 per common share, payable on August 20, 2014, to shareholders of record on August 8, 2014.  For Canadian income tax purposes, all dividends paid by Precision on its common shares are designated as "eligible dividends", unless otherwise indicated by Precision.

We recorded a net loss this quarter of $7 million, or loss per diluted share of $0.02, compared to net earnings of $0.5 million, or $0.00 per diluted share, in the second quarter of 2013.  Effective January 1, 2014 we began calculating depreciation on our drilling rigs and service rigs on a straight-line basis which reduced net earnings for the quarter by approximately $14 million or $0.05 per diluted share compared with what net earnings would have been using the previous depreciation method.

Revenue this quarter was $475 million or 25% higher than the second quarter of 2013, mainly due to higher pricing and drilling activity in the U.S. and internationally along with higher drilling activity in Canada.

Earnings before income taxes, finance charges, foreign exchange, and depreciation and amortization (adjusted EBITDA) this quarter were $130 million or 47% higher than the second quarter of 2013. Our activity for the quarter, as measured by drilling rig utilization days, increased 33% in Canada, 16% in the U.S. and 18% internationally, compared to the second quarter of 2013. Our adjusted EBITDA margin was 27% this quarter, compared to 23% in the second quarter of 2013. The increase in adjusted EBITDA margin was mainly due to increases in activity and profitability in our Contract Drilling Services segment partially offset by increases in share based compensation accruals, which were $14 million this quarter. EBITDA margin in our Completion and Production Services segment increased 4 percentage points over the prior year, while activity as measured by service rig hours was down 1%.

Net earnings for the first six months of 2014 were $94 million, or $0.32 per diluted share, compared to net earnings of $94 million, or $0.33 per diluted share in 2013, while revenue was $1,147 million, or 18% higher than in 2013. The impact of the change in calculating depreciation on our drilling and service rigs reduced net earnings by approximately $17 million or $0.06 per diluted share compared with what net earnings would have been using the previous depreciation method.

We are increasing our 2014 capital plan from $833 million to $934 million in response to strong customer demand for Precision new-build Super Series rigs.  Today we are announcing firm customer commitments on an additional 13 new-build rigs consisting of two additional deliveries in 2014 and 11 additional deliveries in 2015. We are expanding our long-lead program to shorten construction times for new-build rigs that will provide capacity of three rig deliveries per month starting this October and as many as four rigs per month to start 2015 if U.S., Canadian and international customer demand continues at the current pace.  With today’s announcement, the number of new-build deliveries scheduled for Precision in 2014 totals 18 rigs (eight in the U.S., seven in Canada and three internationally).  For 2015 deliveries, we have announced contracts or firm customer commitments for 16 new-build rigs (15 for the U.S. and one for Kuwait).

Kevin Neveu, Precision’s President and Chief Executive Officer, stated: “It is rewarding to see Precision’s investment in Super Series rigs deliver record revenue and EBITDA during the second quarter.  The superior full cycle pricing performance of these rigs and our High Performance, High Value strategy is evidenced in our premium dayrates, improving margins and best confirmed by the strong customer demand for rig contracts.  Precision now has firm customer commitments for 12 new-build rigs to be delivered in the second half of 2014 and 16 new build rigs in 2015 with deliveries stretching into September of next year.”

“Precision’s recently announced technology and service agreement and marketing alliance with Schlumberger will serve to enhance the efficiency and performance of our directional drilling operations.  I am particularly excited to have the full range of technology to combine with our Super Series rigs.  This integrated service offering will create a meaningful value proposition for our customers and further reinforce our competitive advantage.”

“Our U.S. drilling operations continued its recent momentum during the quarter with dayrates and margins increasing $470 and $1,880, respectively from the second quarter of 2013 and increasing $174 and $1,167, respectively from the first quarter of 2014.  Our drilling activity remains strong with an average of 93 rigs operating this past quarter compared to an average of 80 in the second quarter of last year. Today’s active rig count of 96 rigs and scheduled new-build and upgrade deliveries point to higher activity in the second half of the year if commodity prices remain at or near current levels.”

“In Canada, our second quarter drilling activity was at the highest level since the second quarter of 2006 averaging 53 rigs, up 13 rigs over the second quarter last year.  Our higher activity levels had a positive effect on our margins, which were up over $1,700 per day, while our dayrates were relatively flat versus the second quarter of 2013.  The  strong activity level for the spring break-up period reflects our recent fleet enhancements, including additional pad capable rigs, and was supported by more favourable weather than last year.  Most encouragingly during the quarter, we saw strong customer demand that steadily increased into the beginning of the third quarter.  Today’s active rig count in Canada is 95 rigs and we expect our activity levels in the latter half of the year to be supported by five scheduled new-build deliveries and multiple upgraded rigs. Longer term we have our eyes on LNG development in Canada where we continue to see signs that development is likely.  We expect to be a key player in developing this important energy resource.”

“We continue to make progress in our international business with two recent deployments to Kuwait and two additional announced international deployments, one to the Kingdom of Saudi Arabia later this year and one to Kuwait in the middle of 2015. Once these deployments are completed we expect to have nine rigs operating in the Middle East with the scale much closer to the level necessary to generate returns similar to those we are used to in North America.  In Mexico, we have four rigs running that were recently signed to long-term contracts and are pleased with that integrated project management work.  Currently, we are moving two idle rigs from Mexico to the U.S. where we have secured contracted work.”

“Our Completion and Production business continues to face market demand challenges as customer spending on workover of existing wells continue to lag drilling activity.  We are confident this lower demand level will not persist and when the market turns, Precision will remain well positioned to take advantage of the opportunity.”

“The continued success of Precision will be measured by our ability to execute in the field and our interaction with customers.  We will build on our highly skilled employee base and support systems with continued investment in our workforce and management of our assets.  Along these lines, we have seen an increase in utilization of our Houston Tech Centre and expect to open our new Nisku Centre later this fall.”

“We are encouraged by the results Precision continues to report and the direction of our company within the industry.  Most importantly, we are pleased with the size and performance of our Tier 1 drilling fleet, the geographic breadth of our operations and both oil and natural gas creating demand for our services.  Our established position is generating robust operating cash flow and presenting a number of high return investment opportunities for future growth. With today’s dividend announcement, Precision has declared approximately $125 million in dividends to shareholders since December 2012.”

SELECT FINANCIAL AND OPERATING INFORMATION

Adjusted EBITDA and funds provided by operations are additional GAAP measures.  See “ADDITIONAL GAAP MEASURES”.

Financial Highlights
(Stated in thousands of Canadian dollars, except per share	Three months ended June 30,			Six months ended June 30,
amounts)	2014	2013	% Change	2014	2013	% Change
Revenue	475,174	378,898	25.4	1,147,423	974,618	17.7
Adjusted EBITDA	129,695	88,248	47.0	366,969	303,429	20.9
Adjusted EBITDA % of revenue	27.3%	23.3%		32.0%	31.1%
Net earnings (loss)	(7,174)	473	(1,616.7)	94,383	93,786	0.6
Cash provided by operations	228,412	182,345	25.3	398,539	245,293	62.5
Funds provided by operations	97,805	33,791	189.4	329,198	178,473	84.5
Capital spending:
Expansion	117,654	81,788	43.9	185,839	158,303	17.4
Upgrade	25,593	34,117	(25.0)	45,450	71,658	(36.6)
Maintenance and infrastructure	31,607	20,332	55.5	49,564	36,881	34.4
Proceeds on sale	(9,979)	(4,148)	140.6	(17,236)	(6,686)	157.8
Net capital spending	164,875	132,089	24.8	263,617	260,156	1.3

Earnings (loss) per share:
Basic	(0.02)	0.00	n/m	0.32	0.34	(5.9)
Diluted	(0.02)	0.00	n/m	0.32	0.33	(3.0)
Dividends paid per share	0.06	0.05	20.0	0.12	0.10	20.0
n/m – calculation not meaningful

Operating Highlights
	Three months ended June 30,			Six months ended June 30,
	2014	2013	% Change	2014	2013	% Change
Contract drilling rig fleet	333	324	2.8	333	324	2.8
Drilling rig utilization days: Canada	4,805	3,606	33.3	16,189	14,707	10.1
U.S.	8,490	7,320	16.0	16,963	14,598	16.2
International	962	815	18.0	1,952	1,534	27.2
Service rig fleet	221	219	0.9	221	219	0.9
Service rig operating hours	51,270	51,677	(0.8)	133,834	141,069	(5.1)

Financial Position
(Stated in thousands of Canadian dollars, except ratios)	June 30, 2014	December 31, 2013
Working capital	746,261	305,783
Long-term debt(1)	1,716,314	1,323,268
Total long-term financial liabilities	1,752,815	1,355,535
Total assets	5,061,476	4,579,123
Long-term debt to long-term debt plus equity ratio(1)	0.41	0.36
(1)	Net of unamortized debt issue costs.

Revenue this quarter was $475 million, or 25% higher than the second quarter of 2013.  The increase, of $96 million, was primarily due to a year-over-year increase in activity and rates from our contract drilling operations.  Revenue from our Contract Drilling Services and Completion and Production Services segments both increased over the comparative prior year period by 26% and 20%, respectively.

During the quarter we issued US$400 million of 5.25% Senior Notes due in 2024 (the “Notes”) in a private offering.  The Notes are guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries that also guarantee our revolving credit facility and certain other indebtedness.  We expect to use the net proceeds from this placement for general corporate purposes, including building new drilling rigs.

Our portfolio of term customer contracts, a scalable operating cost structure and economies achieved through vertical integration of the supply chain all help us manage our adjusted EBITDA margin.

Precision’s strategic priorities are as follows:

1.
Execute our High Performance, High Value strategy -  Invest in Precision’s physical and human capital infrastructure to advance field level professional development, provide industry leading service to customers and promote safe operations. Continue to measure and benchmark performance with a view to exceeding the high standards we set.

The construction of our Nisku Centre is underway and we expect to complete construction in the fall of this year.  Our Nisku Centre will support safety and training for our Canadian workforce.

We recently entered into a technology and service agreement and marketing alliance with Schlumberger that enables us to market a full range of directional drilling downhole tools to our customers, significantly enhancing our technology and service offering to customers.

2.	Leverage our scale in operations - Utilize established systems to promote consistent and reliable service and to improve operating efficiencies across all geographies and service lines.

We have demonstrated our ability to increase activity levels while driving down daily operating cost per rig in our operations.  Additionally, we have increased the utilization of our centralized U.S. repair and maintenance facilities at our Houston Tech Centre.

3.
Execute on existing organic growth opportunities - Deliver new-build and upgraded rigs to customer contracts, expand international activity in existing operating regions and grow our Canadian LNG drilling leadership position. Be a recognized leader in the integrated directional drilling transformation.

We have announced delivery or planned delivery for 18 new-build rigs in 2014, including six ST-1500 rigs for deep basin and LNG related drilling in Canada.  In addition, we have contracted two new-build rigs for the Middle East and four existing rigs to long-term contracts for integrated project management projects in Mexico and began operations with the two Kuwait new-build rigs near the end of the second quarter.  In addition, we now have signed contracts or firm customer commitments for delivery of 16 new-build rigs in 2015.

4.	Increase returns for our investors.

We remain well positioned to increase returns for investors with our continued strong activity levels and margins, favorable contracted terms on new-build and upgraded rigs and our low cost and flexible capital structure.

For the second quarter of 2014, the average natural gas prices and the West Texas Intermediate price of oil were higher than the 2013 averages.

	Three months ended June 30,		Year ended Dec 31,
	2014	2013	2013
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	103.14	94.16	98.02

Natural gas
Canada
AECO (per MMBtu) (Cdn$)	4.69	3.53	3.18
U.S.
Henry Hub (per MMBtu) (US$)	4.58	4.01	3.73

Summary for the three months ended June 30, 2014:

●    As a result of our annual review of the estimated useful lives and method of depreciation for our property, plant and equipment, effective January 1, 2014 we are calculating depreciation on our drilling rigs and service rigs on a straight-line basis.  Existing assets were assessed for their remaining useful lives and are being depreciated prospectively on a straight-line basis.  New drilling rigs will be depreciated based on the expected life of individual asset components with an approximate weighted average life of 15 years and approximately 7% salvage value.  New service rigs will be depreciated based on the expected life of the asset component with an approximate weighted average life of 20 years with approximately 10% salvage value.  The move to straight-line reflects the demand for technologically advanced assets which are expected to depreciate over time rather than on a per unit basis.  The use of straight-line depreciation will result in idle assets being more aggressively depreciated.  In the second quarter of 2014 depreciation expense calculated using the straight-line method with revised asset life expectancy was $106 million. Had we continued to depreciate assets using units of production, depreciation would have been $86 million.  The estimated additional depreciation expense for the year ending December 31, 2014 from this change is approximately $45 million.

●    Operating earnings (see “Additional GAAP Measures” in this news release) this quarter were $24 million, or 5% of revenue, compared to $16 million and 4% of revenue in 2013.  Operating earnings were positively impacted by the increase in drilling activity and dayrates in our contract drilling rig operations partially offset by an increase in depreciation from moving to the straight-line method and the depreciation on asset additions.

●    General and administrative expenses this quarter were $41 million, $9 million higher than the second quarter of 2013.  The increase is primarily due to higher costs associated with incentive compensation which are tied to the price of our common shares.

●    Net finance charges were $26 million, an increase of $2 million compared with the second quarter of 2013 due to the issuance of US$400 million of 5.25% Senior Notes on June 3, 2014.

●    Average revenue per utilization day for contract drilling rigs decreased slightly in the second quarter of 2014 to $22,217 from the prior year second quarter of $22,276 in Canada and increased in the U.S. to US$24,320 from US$23,850.  The decrease in revenue rates for Canada is primarily due to rig mix and competitive pricing in some rig segments during spring break-up, partially offset by additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter.  In Canada, for the second quarter of 2014, 53% of our utilization days were achieved from drilling rigs working under term contracts compared to 50% in the 2013 comparative period.  The increase in revenue rates for the U.S. is primarily due to additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter.   In the U.S., for the second quarter of 2014, 72% of our utilization days were generated from rigs working under term contracts compared to 58% in the 2013 comparative period.  Turnkey revenue for the second quarter of 2014 was US$20 million compared with US$18 million in the 2013 comparative period.  Within the Completion and Production Services segment, average hourly rates for service rigs were $961 in the second quarter of 2014 compared to $842 in the second quarter of 2013.  The increase in the average hourly rate is the result of rig mix with the introduction of coil tubing rigs in the U.S., which command a higher average hourly rate.  Canadian well servicing rig average hourly rate increased by $58 per hour from the second quarter of 2014 compared with the 2013 comparative period.

●      Average operating costs per utilization day for drilling rigs decreased in the second quarter of 2014 to $11,695 from the prior year second quarter of $13,497 in Canada while in the U.S. costs decreased to US$13,502 in 2014 from US$14,912 in 2013.  The cost decrease in Canada was primarily due to lower labour burden, lower repairs and maintenance expenditures, and a larger activity base to spread fixed costs.  The cost decrease in the U.S. was primarily due to labour efficiencies, reduction in labour related costs and a larger activity base to spread fixed costs.  Within the Completion and Production Services segment, average hourly operating costs for service rigs increased to $679 in the second quarter of 2014 as compared to $627 in the second quarter of 2013 primarily due to costs associated with coil tubing.

●     Precision realized revenue from international contract drilling of $46 million in the second quarter of 2014, a $17 million increase over the prior year period.

●     Directional drilling services realized revenue of $23 million in the second quarter of 2014 compared with $27 million in the prior year period.

●    Funds provided by operations in the second quarter of 2014 were $98 million, an increase of $64 million from the prior year comparative quarter of $34 million.  The increase was primarily the result of improved operations and a decrease in income tax installments paid.

●    Capital expenditures for the purchase of property, plant and equipment were $175 million in the second quarter, an increase of $39 million over the same period in 2013.  Capital spending for the second quarter of 2014 included $118 million for expansion capital, $26 million for upgrade capital and $32 million for the maintenance of existing assets and infrastructure spending.

Summary for the six months ended June 30, 2014:

●    Revenue for the first half of 2014 was $1,147 million, an increase of 18% from the 2013 period.

●    For the first half of 2014 depreciation expense calculated using the straight-line method with revised asset life expectancy was $212 million. Had we continued to depreciate assets using units of production, depreciation would have been $187 million.

●    Operating earnings were $155 million, an increase of $9 million or 6% from 2013.  Operating earnings were 14% of revenue in 2014 compared to 15% in 2013.  Operating earnings were positively impacted by the increase in drilling activity and rates in our contract drilling rig operations partially offset by an increase in depreciation from moving to the straight-line method and the depreciation on asset additions.

●    General and administrative costs were $81 million, an increase of $10 million over the first half of 2013 primarily as a result of the increase in incentive compensation costs tied to the performance of Precision’s common shares in 2014.

●    Net finance charges were $50 million, an increase of $3 million from the first half of 2013.  During the quarter we issued US$400 million of 5.25% Senior Notes.

●    The change in depreciation calculation added approximately $25 million to our depreciation expense over the prior period.

●    Funds provided by operations (see “Additional GAAP Measures” in this news release) in the first half of 2014 were $329 million, an increase of $151 million from the prior year comparative period of $178 million.

●    Capital expenditures for the purchase of property, plant and equipment were $281 million in the first half of 2014, an increase of $14 million over the same period in 2013.  Capital spending for 2014 to date included $186 million for expansion capital, $45 million for upgrade capital and $50 million for the maintenance of existing assets and infrastructure.

OUTLOOK

Contracts
Our portfolio of term customer contracts provides a base level of activity and revenue and, as of July 23, 2014, we had term contracts in place for an average of 48 rigs in Canada, 51 in the U.S. and 11 internationally for the third quarter of 2014 and an average of 52 rig contracts in Canada, 51 in the U.S. and 11 internationally for the full year. In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access.  In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity
In the U.S., our average active rig count in the quarter was 93 rigs, up 13 rigs over the second quarter in 2013 and in line with the first quarter of 2014.  We currently have [96] rigs active in the U.S.

In Canada, our average active rig count in the quarter was 53 rigs, an increase of 13 over the second quarter in 2013. We currently have 95 rigs active in Canada and expect typical seasonal volatility through the third quarter but in general we expect to benefit from the fleet enhancements over the past several years and the delivery of five contracted new-build rigs and several contracted upgrade rigs in the second half of this year.

Internationally, our average active rig count in the quarter was 11 rigs, up two rigs over the second quarter in 2013 and in line with the first quarter of 2014. During the quarter two new-build rigs went to work in Kuwait and both were operating at the end of the quarter.  We currently have 11 rigs active internationally and expect delivery of two new-build rigs for the Middle East, one to begin operations in the Kingdom of Saudi Arabia in late 2014 and the other to begin operations in Kuwait in mid-2015.  In Mexico, the four recently signed rigs for integrated project management contracts have all begun working while two rigs are currently idle.  Two rigs are currently moving from Mexico back to the U.S. to work under contract.

Industry Conditions
To date in 2014, drilling activity has increased relative to this time last year for both Canada and the U.S.  According to industry sources, as of July 18, 2014, the U.S. active land drilling rig count was up approximately 6% from the same point last year and the Canadian active land drilling rig count was up approximately 18%.  The increase in the North American rig count has been driven by demand for Tier 1 assets, which continues to be strong, benefiting drilling contractors, like Precision, with a high percentage of Tier 1 assets.

Canada has been experiencing an increase in natural gas and gas liquids drilling activity related to deep basin drilling in northwestern Alberta and northeastern British Columbia while the trend towards oil-directed drilling in the U.S. continues. To date in 2014, approximately 60% of the Canadian industry’s active rigs and 82% of the U.S. industry’s active rigs were drilling for oil targets, compared to 71% for Canada and 78% for the U.S. at the same time last year.

Capital Spending
Capital spending in 2014 is expected to be $934 million:

●
The 2014 capital expenditure plan includes $561 million for expansion capital, $199 million for sustaining and infrastructure expenditures, and $174 million to upgrade existing rigs. We expect that the $934 million will be split $894 million in the Contract Drilling segment and $40 million in the Completion and Production Services segment.

●	Precision’s expansion capital plan for 2014 includes 18 new-build drilling rigs delivered in 2014 including seven for Canada, eight for the U.S., and three for the Middle East.

The seven rigs for Canada include six Super Triple rigs for northern gas and gas liquids drilling and one Precision Super Single for heavy oil development drilling. The U.S. new-builds consist of eight ST-1500 rigs.  Internationally in Kuwait two ST-3000 rigs began operations in the second quarter with an additional new-build contracted rig, and ST-2000 expected to be deployed to the Kingdom of Saudi Arabia late in 2014 and an ST-1500 expected to be deployed in the Kuwait in mid-2015.

The majority of the remainder of the expansion capital is allocated to long-lead items which we anticipate using for new-build drilling rigs for delivery in 2015.

Following is a new-build delivery schedule for deliveries in the first half of 2014 and expected deliveries in the second half of 2014 and full year 2015 where we have either a long-term contracts or a firm customer commitment for a long-term contract.

	2014					2015
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Rig Deliveries
Canada	2	-	1	4	7	-	-	-	-	-
U.S.	1	1	1	5	8	6	7	2	-	15
International	-	2	-	1	3	-	1	-	-	1
	3	3	2	10	18	6	8	2	-	16

●	The 2014 capital plan includes approximately 20 rig upgrades and will vary depending on scope of the upgrades.

●
Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2014 and includes a technical and operational support centre in Nisku, Alberta along with regional support facilities and corporate systems. The Nisku Centre consolidates Precision’s existing operations and technical support centres and will contain a new employee training centre complete with a fully functioning training rig equipped with the latest drilling technology. The centre is expected to support Canadian operations for several decades, provide increased capacity and efficiency, and ensure that we continue to deliver services with highly skilled and well trained field personnel. This centre accounts for approximately $30 million of the 2014 capital expenditure plan.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, coil tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars)	2014	2013	% Change	2014	2013	% Change
Revenue:
Contract Drilling Services	410,882	327,336	25.5	982,804	823,574	19.3
Completion and Production Services	66,508	55,420	20.0	169,573	159,008	6.6
Inter-segment eliminations	(2,216)	(3,858)	(42.6)	(4,954)	(7,964)	(37.8)
	475,174	378,898	25.4	1,147,423	974,618	17.7
Adjusted EBITDA:(1)
Contract Drilling Services	148,491	101,555	46.2	388,189	308,760	25.7
Completion and Production Services	5,137	2,293	124.0	24,590	32,408	(24.1)
Corporate and other	(23,933)	(15,600)	53.4	(45,810)	(37,739)	21.4
	129,695	88,248	47.0	366,969	303,429	20.9
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

(Stated in thousands of Canadian dollars, except where	Three months ended June 30,			Six months ended June 30,
noted)	2014	2013	% Change	2014	2013	% Change
Revenue	410,882	327,336	25.5	982,804	823,574	19.3
Expenses:
Operating	249,937	213,320	17.2	568,844	490,366	16.0
General and administrative	12,454	12,461	(0.1)	25,771	24,448	5.4
Adjusted EBITDA(1)	148,491	101,555	46.2	388,189	308,760	25.7
Depreciation	92,365	63,398	45.7	184,476	137,109	34.5
Operating earnings(1)	56,126	38,157	47.1	203,713	171,651	18.7
Operating earnings as a percentage ofrevenue	13.7%	11.7%		20.7%	20.8%
Drilling rig revenue per utilization day inCanada	22,217	22,276	(0.3)	22,608	22,293	1.4
Drilling rig revenue per utilization day inthe U.S.(2) (US$)	24,320	23,850	2.0	24,235	23,920	1.3
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts in 2013.

	Three months ended June 30,
Canadian onshore drilling statistics:(1)	2014		2013
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	189	810	188	820
Drilling rig operating days (spud to release)	4,312	18,293	3,213	13,579
Drilling rig operating day utilization	25%	25%	19%	18%
Number of wells drilled	393	1,430	371	1,162
Average days per well	11.0	12.8	8.7	11.7
Number of metres drilled (000s)	793	3,430	707	2,604
Average metres per well	2,018	2,399	1,905	2,241
Average metres per day	184	188	220	192

	Six months ended June 30,
Canadian onshore drilling statistics:(1)	2014		2013
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	189	810	188	820
Drilling rig operating days (spud to release)	14,366	63,070	13,002	56,877
Drilling rig operating day utilization	42%	43%	38%	39%
Number of wells drilled	1,343	4,881	1,426	4,726
Average days per well	10.7	12.9	9.1	12.0
Number of metres drilled (000s)	2,627	11,090	2,536	9,951
Average metres per well	1,956	2,272	1,779	2,106
Average metres per day	183	176	195	175
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2014		2013
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	94	1,724	81	1,706
June 30	93	1,802	80	1,710
Year to date average	94	1,760	81	1,708
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $411 million this quarter, or 26% higher than the second quarter of 2013, while adjusted EBITDA increased by 46% to $148 million.  The increases were mainly due to higher drilling rig utilization days and dayrates in our U.S. and international drilling business and higher utilization days in Canada.

Operating results for our international business improved as we averaged 11 rigs active compared to nine in the prior year comparative quarter. Drilling rig utilization days in our international operations for the quarter were 962, 18% higher than the prior year comparative period.

Drilling rig utilization days in Canada (drilling days plus move days) during the second quarter of 2014 were 4,805, an increase of 33% compared to 2013 while drilling rig utilization days in the U.S. were 8,490, or 16% higher than the same quarter of 2013.  The increase in Canadian and U.S. activity was primarily due to strong demand for Tier 1 assets and resulted in market share gains during the second half of 2013. The majority of our North American activity came from oil and liquids-rich natural gas related plays.

Compared to the same quarter in 2013, drilling rig revenue per utilization day was up 2% in the U.S. while Canada was down slightly. The increase in average dayrates for the U.S. was driven by improved rig mix and higher rates for well-to-well and re-contracted rigs.  In Canada the $59 per day in dayrate decrease was the result of rig mix during the quarter and competitive pricing in some rig segments during spring break-up partially offset by additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter.

In Canada, 53% of utilization days in the quarter were generated from rigs under term contract, compared to 50% in the second quarter of 2013.  In the U.S., 72% of utilization days were generated from rigs under term contract as compared to 58% in the second quarter of 2013. At the end of the quarter, we had 54 drilling rigs under contract in Canada, 61 in the U.S. and 11 internationally.

Operating costs were 61% of revenue for the quarter, which was four percentage points lower than the prior year period.  On a per utilization day basis, operating costs for the drilling rig division in Canada were down over the prior year primarily because of the impact of fixed costs on higher activity increase, lower labour burden and lower repair and maintenance costs.  In the U.S., operating costs for the quarter on a per day basis were down from the second quarter in 2013 primarily as a result of labour efficiencies and reduction in labour related costs.

Depreciation expense in the quarter was 46% higher than in the second quarter of 2013 due to changes in the estimated remaining useful life of our capital equipment, a change to straight-line depreciation and depreciation expense associated with new equipment.  The depreciation variance of moving to straight-line depreciation should be most significant in the second quarter due to lower activity in Canada from spring break-up.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

(Stated in thousands of Canadian dollars, except where	Three months ended June 30,			Six months ended June 30,
noted)	2014	2013	% Change	2014	2013	% Change
Revenue	66,508	55,420	20.0	169,573	159,008	6.6
Expenses:
Operating	56,564	49,307	14.7	135,548	118,205	14.7
General and administrative	4,807	3,820	25.8	9,435	8,395	12.4
Adjusted EBITDA(1)	5,137	2,293	124.0	24,590	32,408	(24.1)
Depreciation	11,433	7,073	61.6	22,861	16,318	40.1
Operating earnings(1) (loss)	(6,296)	(4,780)	31.7	1,729	16,090	(89.3)
Operating earnings (loss) as a percentage of revenue	(9.5%)	(8.6%)		1.0%	10.1%
Well servicing statistics:
Number of service rigs (end of period)	221	219	0.9	221	219	0.9
Service rig operating hours	51,270	51,677	(0.8)	133,834	141,069	(5.1)
Service rig operating hour utilization	25%	26%		36%	36%
Service rig revenue per operating hour(2)	961	842	14.1	920	834	10.3
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Prior year comparatives have changed to include U.S. based rig activity.

Revenue from Completion and Production Services was up $11 million or 20% compared to the second quarter of 2013, as higher rates and the expansion of services in the U.S was partially offset by lower demand in the Canadian market. Well servicing activity in the second quarter was 1% lower than the second quarter of 2013, due to a decrease in Canadian well servicing activity was offset by an increase in the U.S.  Approximately 93% of the second quarter Canadian service rig activity was oil related.

Average service rig revenue per operating hour in the second quarter was $961, or $119 higher than the second quarter of 2013.  The increase was primarily the result of increased coil tubing and snubbing operations in the current quarter, which operate at higher rates.

Adjusted EBITDA was $3 million higher than the second quarter of 2013 due to higher average rates in both Canada and in the U.S.

Our rental division activity in the quarter was higher than the second quarter of 2013 mainly due to increased drilling activity.

Operating costs as a percentage of revenue decreased to 85% in the second quarter of 2014, from 89% in the second quarter of 2013. Operating costs per service rig operating hour were higher than in the second quarter of 2013 mainly because of the increase in costs associated with the new coil tubing operations.

Depreciation in the second quarter of 2014 was 62% higher than the second quarter of 2013 because of changes in the estimated remaining useful life of our capital equipment, a change to straight-line depreciation and depreciation expense associated with new equipment.  The second quarter is generally the period with the most significant variance due to the lower activity in Canada with spring break-up.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had an adjusted EBITDA loss of $24 million for the second quarter of 2014, $8 million higher than 2013 comparative period due primarily to share based incentive compensation.

OTHER ITEMS

Net financial charges for the quarter were $26 million, an increase of $2 million from the second quarter of 2013, driven by the impact of the weaker Canadian dollar on the value of our U.S. dollar denominated debt and the issuance of US$400 million 5.25% Senior Notes on June 3, 2014.  We had a foreign exchange gain of $0.3 million during the second quarter of 2014 due to the strengthening of the Canadian dollar versus the U.S. dollar, which affected the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income tax expense for the quarter was $6 million compared with a recovery of $4 million in the same quarter in 2013. The increase is due to improved pretax earnings in the current quarter compared to the prior year period.  Our effective tax rate on earnings before income taxes for the six months ended June 30, 2014 was 14%.

In June 2013, a wholly owned subsidiary of Precision lost a tax appeal in the Ontario Superior Court of Justice related to a reassessment of Ontario income tax for the subsidiary’s 2001 through 2004 taxation years. Precision appealed the decision to the Ontario Court of Appeal and that appeal was heard in May 2014.  We expect the Ontario Court of Appeal to render its decision in the second half of 2014. Despite the decision in the Superior Court, management believes it is more likely than not that Precision will prevail on appeal. Should Precision lose on appeal, approximately $55 million of the long-term income tax recoverable related to this issue would be expensed.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down. We maintain a variable cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

During the quarter we issued US$400 million of 5.25% Senior Notes due in 2024 in a private offering.  The Notes are guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries that also guarantee our revolving credit facility and certain other indebtedness.  We expect to use the net proceeds from this placement for general corporate purposes, including building new drilling rigs.

In addition, we amended our credit agreement governing our revolving credit facility to, among other things, voluntarily reduce the size of the revolving credit facility from US$850 million to US$650 million and extend the maturity to June 3, 2019.

In addition to a cash balance of $576 million as at June 30, 2014, we had available capacity of $718 million under our secured facilities.

As at June 30, 2014 we had $1,748 million outstanding under our senior unsecured notes.

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$650 million (extendible, revolving term credit facility with US$250 million accordion feature)	Drawn US$26 million in outstanding letters of credit	General corporate purposes	June 3, 2019
Operating facilities (secured)
$40 million	Undrawn, except $16 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$25 million	Undrawn, except US$14 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024

Our secured facility includes financial ratio covenants that are tested quarterly; we are compliant with these covenants and expect to remain compliant.

The current blended cash interest cost of our debt is approximately 6.2%.

Hedge of investments in U.S. operations
We have designated a portion of our U.S. dollar denominated long-term debt as a hedge of our investment in our operations in the U.S. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in earnings.

Average shares outstanding
The following table reconciles the weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Weighted average shares outstanding – basic	292,511	276,617	292,287	276,558
Effect of warrants	-	9,425	-	9,486
Effect of stock options and other equity compensation plans	1,415	814	424	867
Weighted average shares outstanding – diluted	293,926	286,856	292,711	286,911

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)

	2013		2014
Quarters ended	September 30	December 31	March 31	June 30
Revenue	488,450	566,909	672,249	475,174
Adjusted EBITDA(1)	137,660	197,744	237,274	129,695
Net earnings (loss):	29,443	67,921	101,557	(7,174)
Per basic share	0.11	0.24	0.35	(0.02)
Per diluted share	0.10	0.24	0.35	(0.02)
Funds provided by operations(1)	127,684	155,816	231,393	97,805
Cash provided by operations	88,341	94,452	170,127	228,412
Dividends paid per share	0.05	0.06	0.06	0.06

	2012		2013
Quarters ended	September 30	December 31	March 31	June 30
Revenue	484,761	533,948	595,720	378,898
Adjusted EBITDA(1)	151,000	177,026	215,181	88,248
Net earnings (loss):	39,357	(116,339)	93,313	473
Per basic share	0.14	(0.42)	0.34	0.00
Per diluted share	0.14	(0.42)	0.33	0.00
Funds provided by operations(1)	146,124	142,576	144,682	33,791
Cash provided by operations	61,183	136,317	62,948	182,345
Dividends paid per share	-	0.05	0.05	0.05
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under International Financial Reporting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, and depreciation and amortization) as reported in the Consolidated Statement of Earnings (Loss) is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash depreciation and amortization charges.

Operating Earnings
We believe that operating earnings, as reported in the Consolidated Statements of Earnings (Loss), is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations
We believe that funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward‐looking information" within the meaning of applicable Canadian securities legislation and "forward‐looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward‐looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	the payment of our declared second quarter dividend;
•	expansion of our new build rig program;
•	the expected benefits from our technology and service agreement and marketing alliance with Schlumberger;
•	the continued development of Canadian LNG and our expectations in becoming a key player in the sector;
•	the expected use of the net proceeds from our 2014 Notes offering;
•	our capital expenditure plans including the amounts allocated for expansion capital, sustaining and infrastructure expenditures and rig upgrades;
•	the timing on delivery and number of new build rigs to be deployed to Canada, the U.S. and internationally;
•	the expected completion of our Nisku technical support centre and its impact on our operational capabilities;
•	the outcome of the tax appeal proceedings in Ontario involving one of our subsidiaries; and
•	our expectations regarding our ability to remain compliant with our financial ratio covenants under our secured facility.

These forward‐looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

•	continued strong drilling demand in Canada, the U.S., and our target international markets;
•	continued market demand for our Super Series rigs;
•	the status of current negotiations with our customers;
•	the economic viability of unconventional North American oil and gas plays including the growing potential of LNG export development in Canada; and
•	the general stability of the economic and political environment in the jurisdictions where we operate;

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services and its impact on customer spending;
•	the risks associated with our investments in capital assets and changing technology;
•	shortages, delays and interruptions in the delivery of equipment, supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;
•	the existence of competitive operating risks inherent in our businesses;
•	changes in environmental and safety rules or regulations including increased regulatory burden on horizontal drilling and hydraulic fracturing;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2014, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov.  The forward-looking statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a results of new information, future events or otherwise, unless so requires by applicable securities laws.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash	$576,493	$80,606
Accounts receivable	474,063	549,697
Inventory	13,573	12,378
Assets held for sale	24,550	–
Total current assets	1,088,679	642,681
Non-current assets:
Income tax receivable	58,435	58,435
Property, plant and equipment	3,598,286	3,561,734
Intangibles	3,615	3,917
Goodwill	312,461	312,356
Total non-current assets	3,972,797	3,936,442
Total assets	$5,061,476	$4,579,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$342,235	$332,838
Income tax payable	183	4,060
Total current liabilities	342,418	336,898
Non-current liabilities:
Share based compensation	19,369	14,431
Provisions and other	17,132	17,836
Long-term debt	1,716,314	1,323,268
Deferred income taxes	497,519	487,347
Total non-current liabilities	2,250,334	1,842,882
Shareholders’ equity:
Shareholders’ capital	2,314,033	2,305,227
Contributed surplus	29,264	29,175
Retained earnings	147,719	88,416
Accumulated other comprehensive loss	(22,292)	(23,475)
Total shareholders’ equity	2,468,724	2,399,343
Total liabilities and shareholders’ equity	$5,061,476	$4,579,123

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2014	2013	2014	2013
Revenue	$475,174	$378,898	$1,147,423	$974,618

Expenses:
Operating	304,285	258,769	699,438	600,607
General and administrative	41,194	31,881	81,016	70,582
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	129,695	88,248	366,969	303,429
Depreciation and amortization	105,923	72,580	211,628	157,473
Operating earnings	23,772	15,668	155,341	145,956
Foreign exchange	(298)	(5,015)	(3,927)	(8,309)
Finance charges	25,562	23,950	49,994	46,509
Earnings (loss) before income taxes	(1,492)	(3,267)	109,274	107,756
Income taxes:
Current	204	2,455	5,648	20,550
Deferred	5,478	(6,195)	9,243	(6,580)
	5,682	(3,740)	14,891	13,970
Net earnings (loss)	$(7,174)	$473	$94,383	$93,786
Net earnings (loss) per share:
Basic	$(0.02)	$0.00	$0.32	$0.34
Diluted	$(0.02)	$0.00	$0.32	$0.33

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Net earnings (loss)	$(7,174)	$473	$94,383	$93,786
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(64,952)	55,755	5,383	87,875
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	39,585	(37,380)	(4,200)	(59,115)
Comprehensive income (loss)	$(32,541)	$18,848	$95,566	$122,546

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Cash provided by (used in):
Operations:
Net earnings (loss)	$(7,174)	$473	$94,383	$93,786
Adjustments for:
Long-term compensation plans	8,480	4,240	18,791	10,757
Depreciation and amortization	105,923	72,580	211,628	157,473
Foreign exchange	2,080	(5,246)	(2,309)	(8,548)
Finance charges	25,562	23,950	49,994	46,509
Income taxes	5,682	(3,740)	14,891	13,970
Other	(3,427)	224	(1,928)	1,162
Income taxes paid	(3,838)	(24,045)	(12,869)	(94,724)
Income taxes recovered	3,342	1,960	3,354	1,960
Interest paid	(38,945)	(36,787)	(46,970)	(44,280)
Interest received	120	182	233	408
Funds provided by operations	97,805	33,791	329,198	178,473
Changes in non-cash working capital balances	130,607	148,554	69,341	66,820
	228,412	182,345	398,539	245,293
Investments:
Purchase of property, plant and equipment	(174,854)	(136,237)	(280,853)	(266,842)
Proceeds on sale of property, plant and equipment	9,979	4,148	17,236	6,686
Changes in non-cash working capital balances	16,612	(10,774)	304	4,967
	(148,263)	(142,863)	(263,313)	(255,189)
Financing:
Increase in long-term debt	436,600	–	436,600	–
Repayment of long-term debt	(13,942)	–	(30,670)	–
Debt issue costs	(10,166)	–	(10,166)	–
Dividends paid	(17,553)	(13,832)	(35,080)	(27,657)
Issuance of common shares on the exercise of options	3,493	240	6,103	720
	398,432	(13,592)	366,787	(26,937)
Effect of exchange rate changes on cash and cash equivalents	(8,253)	6,667	(6,126)	11,459
Increase (decrease) in cash and cash equivalents	470,328	32,557	495,887	(25,374)
Cash and cash equivalents, beginning of period	106,165	94,837	80,606	152,768
Cash and cash equivalents, end of period	$576,493	$127,394	$576,493	$127,394

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2014	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343
Net earnings for the period	–	–	–	94,383	94,383
Other comprehensive income for the period	–	–	1,183	–	1,183
Dividends	–	–	–	(35,080)	(35,080)
Share options exercised	8,806	(2,703)	–	–	6,103
Share based compensation expense	–	2,792	–	–	2,792
Balance at June 30, 2014	$2,314,033	$29,264	$(22,292)	$147,719	$2,468,724

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	93,786	93,786
Other comprehensive income for the period	–	–	28,760	–	28,760
Dividends	–	–	–	(27,657)	(27,657)
Issued on redemption of non-management director DSUs	634	(598)			36
Share options exercised	1,097	(377)	–	–	720
Share based compensation expense	–	3,565	–	–	3,565
Balance at June 30, 2013	$2,253,713	$27,064	$(31,775)	$21,508	$2,270,510

SECOND QUARTER 2014 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, July 24, 2014.

The conference call dial in numbers are 1-866-226-1793 or 416-340-2216.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until August 24, 2014 by dialing 1-800-408-3053 or 905-694-9451, pass code 4696487.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com